Securities and Exchange Commission,
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
TRINITY BIOTECH plc
(Name of Issuer)
American Depository Shares
Represented by American Depository Receipts
(each representing 4 “A” Ordinary Shares,
par value $0.0109)
(Title of Class of Securities)
89643830
(CUSIP Number)
Thomas J. Reidy
211 May Apple Way
Landrum, SC 29356
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With copy to:
William M. Schutte, Esq.
Polsinelli Shalton Flanigan Suelthaus PC
6201 College Blvd., Suite 500
Overland Park, KS 66211
(913) 451-8788
October 6, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Thomas J. Reidy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		101,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	NAMES OF REPORTING PERSONS: Buffalo Funds

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		395,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC

1	NAMES OF REPORTING PERSONS: Harry Lowell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150,384

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	NAMES OF REPORTING PERSONS: Laurel Center Management Employee Profit Sharing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		129,457

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

1	NAMES OF REPORTING PERSONS: Adirondack Funds

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC

1	NAMES OF REPORTING PERSONS: Matthew Reiner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,675

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	NAMES OF REPORTING PERSONS: Brian D. Goe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	NAMES OF REPORTING PERSONS: Paradigm Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		660,360

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

1	NAMES OF REPORTING PERSONS: Johan Blok

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	NAMES OF REPORTING PERSONS: Goldman Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		500,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Item 1. Security and Issuer
     This statement relates to American Depository Shares of Trinity Biotech plc, a public limited company registered in Ireland (the “Company”), whose principal executive offices are located at IDA Business Park, Bray County, Wicklow, Ireland.
Item 2. Identity and Background
(a)-(c)	Schedule 13D is filed by Thomas J. Reidy, Buffalo Funds, Harry Lowell, Laurel Center Management Employee Profit Sharing Trust, Adirondack Funds, Matthew Reiner, Brian D. Goe, Paradigm Capital Management, Inc., Johan Blok and Goldman Partners, L.P. (collectively the “Reporting Persons”).

The address and principal occupation of each of the Reporting Persons who is a natural person is:

Present Principal
Occupation or
Name	Residential or Principal Business Address	Employment
Thomas J. Reidy	211 May Apple Way Landrum, South Carolina 29356	Former CEO of diagnostic product manufacturing and distribution company

Harry Lowell	603 N. Lakeview Drive Ludington, Michigan 49431	Retired

Matthew Reiner	26 Vly Road Albany, New York 12205	Portfolio Manager Adirondack Research & Management, Inc. 26 Vly Road Albany, NY 12205

Brian D. Goe	725 River Road South Edgewater, New Jersey 07020	Partner B&D Construction 725 River Road South Edgewater, NJ 07020

Johan Blok	44 High Street #44 Perth Amboy, New Jersey 08861	General Manager Broadway Industries 53 Brunswick Ave. Edison, NJ 08817

The state of organization, principal business address and principal business of each entity is:

State of
Name	Organization	Principal Business	Principal Business Address
Buffalo Funds	Delaware	Investment Company	5420 W. 61st Place Shawnee Mission, KS 66205

Laurel Center Management Employee Profit Sharing Trust	Michigan	Employee Benefit Plan	603 N. Lakeview Dr. Ludington, Michigan 49431

Adirondack Funds	Ohio	Investment Company	26 Vly Road Albany, NY 12205

Paradigm Capital Management, Inc.	New York	Investment Advisor	Nine Elk Street Albany, NY 12207

Goldman Partners, L.P.	New York	Private Investment Company	320 Park Avenue New York, NY
(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the above natural persons are United States of America citizens.
Item 3. Source and Amount of Funds or Other Consideration.
     All the ADRs reported herein by the Reporting Persons were acquired by them using personal funds.
Item 4. Purpose of the Transaction.
     On September 26, 2008, Mr. Reidy signed and circulated to certain other Company shareholders a Request for Extraordinary General Meeting calling for the removal and replacement of the Company’s current directors. Between September 26, 2008 and October 6, 2008, Buffalo Funds, Harry Lowell, Laurel Center Management Employee Profit Sharing Trust, Adirondack Funds, Matthew Reiner, Brian D. Goe, Paradigm Capital Management, Inc. and Johan Blok executed and delivered to Mr. Reidy Joinders to the Request for Extraordinary General Meeting. Subsequent to October 6, 2008, Goldman Capital Partners executed and delivered to Mr. Reidy a Joinder to the Request for Extraordinary General Meeting. On October 16, 2008, Mr. Reidy sent the Request and Joinders referenced above to the Company. Under the rules promulgated under the Securities Exchange Act of 1934, all of the Reporting Persons may be deemed to be members of a group as a result of this collective action. However, each of the above Reporting Persons holds sole voting and dispositive powers with respect their stated number of ADRs. Accordingly, each Reporting Person disclaims membership in a group. Each Reporting Person originally acquired their ADRs of the Company for investment purposes. Each such Reporting Person’s interest is to maximize the value of his or its investment.
     The Reporting Persons signed the Request or a Joinder thereto for the purpose of consideration of changes to the current composition of the Company’s board of directors.
     Each Reporting Person may discuss with other ADR holders, shareholders, management, directors and other such persons their views concerning the removal and replacement of directors and other matters related to the Company. Each Reporting Person may continue to review the Company’s business affairs and financial position and future prospects, as well as conditions in the securities market and general economic conditions. Based on such evaluation and review and other factors, each Reporting Person may continue to consider various alternative courses of action and may in the future take such actions with respect to an investment in the Company as they each deem appropriate in light of the circumstances existing from time to time. Such actions may include seeking to acquire control of the Company through a proxy solicitation or such other actions as each Reporting Person may deem appropriate. Such actions may involve the purchase of ADRs or underlying equity securities of the Company, or an alternative may involve the sale of all or a portion of the ADRs owned by them in the open market or in privately negotiated transactions to one or more purchasers. One or more of the Reporting Persons may, in the future, have influence over the corporate activities of the Company, including activities such as those described Subparagraphs (a) – (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     NOTE: The percentages below are based on a total of 20,504,396 issued and outstanding shares of the Company’s American Depository Receipts. In its Form F-6 for the month of April 2008, the Company reported it had 18,689,191.25 shares of American Depository Receipts outstanding as of April 4, 2008. While the Company has not subsequently reported a change in this number, the Reporting Persons believe that the Company subsequently issued shares of ADRs causing 20,504,396 ADRs to now be issued and outstanding.
(a)-(c)	Mr. Reidy beneficially owns 101,000 shares of the Company’s ADRs. He has sole voting and dispositive powers with respect to such shares.

Buffalo Funds beneficially owns 395,000 shares of the Company’s ADRs. It has sole voting and dispositive powers with respect to such shares.

Mr. Lowell beneficially owns 150,384 shares of the Company’s ADRs. He has sole voting and dispositive powers with respect to such shares.

Laurel Center Management Employee Profit Sharing Trust beneficially owns 129,457 shares of the Company’s ADRs. It has sole voting and dispositive powers with respect to such shares.

Adirondack Funds beneficially owns 61,000 shares of the Company’s ADRs. It has sole voting and dispositive powers with respect to such shares.

Mr. Reiner beneficially owns 1,675 shares of the Company’s ADRs. He has sole voting and dispositive powers with respect to such shares.

Mr. Goe beneficially owns 75,000 shares of the Company’s ADRs. He has sole voting and dispositive powers with respect to such shares.

Paradigm Capital Management, Inc. beneficially owns 660,360 shares of the Company’s ADRs. It has sole voting and dispositive powers with respect to such shares.

Mr. Blok beneficially owns 55,000 shares of the Company’s ADRs. He has sole voting and dispositive powers with respect to such shares.

Goldman Partners, L.P. beneficially owns 500,000 shares of the Company’s ADRs. It has sole voting and dispositive powers with respect to such shares.

(c)	Except for executing and delivering the Request or the Joinder (as the case may be), no reporting person has effected any transaction in the Company’s securities during the past 60 days, nor, to the best of their knowledge, has any affiliate of any Reporting Person effected any such transactions within the last 60 days.

(d)	Each Reporting Person retains the right to receive any dividends on the ADRs as well as any proceeds from the sale of the ADRs.

(e)	Not applicable.

     If the shareholders listed above are deemed to have acted together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (which the Reporting Persons disclaim), the ADR holders listed above, excluding Goldman Capital Partners, L.P., may be deemed to have acquired beneficial ownership as of October 6, 2008 of all of the 1,628,876 ADRs (or 7.94% of the issued and outstanding Company ADRs) owned by any such ADR holders. Likewise, the ADR holders listed above, including Goldman Capital Partners, L.P. may be deemed to have acquired beneficial ownership of all of the 2,128,876 ADRs (or 10.38% of the issued and outstanding Company ADRs) owned by such ADR holders as of the time Goldman Partners, L.P. executed and delivered its Joinder to Mr. Reidy. However, each Reporting Person denies that the power to vote or to direct the vote or to dispose of such person’s ADRs is shared with any other person or group of persons (including the Reporting Persons).
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Although the Joinders of the Reporting Persons, excluding Goldman Capital Partners, L.P., were dated as of various dates prior to October 6, 2006, they were not all delivered to Mr. Reidy until October 6, 2008. Other than being signators to the Request or a Joinder thereto and the Joint Filing Agreement, the Reporting Persons are not aware of any other contract, arrangement, understanding or relationship to be disclosed under this Item 6.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among Thomas J. Reidy, Eric Ufer, Harry Lowell, Matthew Reiner, Brian D. Goe, Johan Blok, Buffalo Funds, Laurel Center Management Employee Profit Sharing Trust, Adirondack Funds, Paradigm Capital Management, Inc. and Goldman Partners, L.P.

Exhibit 2	Request for Extraordinary General Meeting dated September 26, 2008 signed by Thomas J. Reidy on his own behalf.

Exhibit 3	Joinder dated September 29, 2008 signed by Kent W. Gasaway on behalf of Buffalo Funds.

Exhibit 4	Joinder dated September September 26, 2008 signed by Harry Lowell on this own behalf and on behalf of the Laurel Center Management Employee Profit Sharing Trust as trustee

Exhibit 5	Joinder dated September 30, 2008 signed by Matthew P. Reiner on behalf of Adirondack Funds

Exhibit 6	Joinder dated September 30, 2008 signed by Matthew P. Reiner on his own behalf

Exhibit 7	Joinder dated October 1, 2008 signed by Brian D. Goe on his own behalf

Exhibit 8	Joinder dated September 29, 2008 signed by Candace Weir on behalf of Paradigm Capital Management, Inc.

Exhibit 9	Joinder dated October 2, 2008 signed by Johan Blok on his own behalf

Exhibit 10	Joinder dated October 7, 2008 signed by Neil I. Goldman on behalf of Goldman Partners, L.P.

Exhibit 11	Transmittal letter dated October 16, 2008 to Trinity Biotech plc (with schedule but without enclosures)

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2008	By:	/S/ THOMAS J. REIDY
Thomas J. Reidy

Dated: October 16, 2008	By:	/S/ HARRY M. LOWELL
Harry M. Lowell

Dated: October 16, 2008	By:	/S/ MATTHEW P. REINER
Matthew P. Reiner

Dated: October 16, 2008	By:	/S/ BRIAN D. GOE
Brian D. Goe

Dated: October 16, 2008	By:	/S/ JOHAN BLOK
Johan Blok

BUFFALO FUNDS
Dated: October 16, 2008	/S/ KENT W. GASAWAY
	Name:	Kent W. Gasaway
	Title:	President

LAUREL CENTER MANAGEMENT EMPLOYEE PROFIT SHARING TRUST
Dated: October 16, 2008	/S/ H. LOWELL
	Name:	H. Lowell
	Title:	Trustee

ADIRONDACK FUNDS
Dated: October 16, 2008	/S/ MATTHEW P. REINER
	Name:	Matthew P. Reiner
	Title:	Portfolio Manager

PARADIGM CAPITAL MANAGEMENT, INC.
Dated: October 16, 2008	/S/ CANDICE WEIR
	Name:	Candice Weir
	Title:	President and Chief Investment Officer

GOLDMAN PARTNERS, L.P.
Dated: October 16, 2008	/S/ NEIL I. GOLDMAN
	Name:	Neil I. Goldman
	Title:	General Partner